

November 23, 2011

Via E-mail
Mr. Matthew R. Zaist
Executive Vice President
William Lyon Homes, Inc.
4490 Von Karman Avenue
Newport Beach, CA 92660

> **Re:** **William Lyon Homes, Inc.**
> **Form T-3**
> **Filed November 17, 2011**
> **File No. 022-28963**

Dear Mr. Zaist:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter by promptly amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file an amendment to the Form T-3 promptly to include the delaying amendment required by Rule 7a-9 under Section 307 of the Trust Indenture Act Rules.

2. Please have each guarantor/obligor identified in this Form T-3 file separate applications on Form T-3. Refer to Interpretation 201.03 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the required information. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending filing, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Meredith Jackson
        Irell & Manella LLP